Pernod Ricard

RECEIVED

2004 MAY 13 A 10:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 4, 2004

04030018

AP/CE/154.2004

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Encl. : 3 pages

dle 5/17

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943

Pernod Ricard

Press Release

Paris, France **4 May 2004**

2004 1st Quarter Consolidated Sales Results

- **Wine & Spirits: 5.4% organic sales growth**
- **Strong growth 12 key brands: 7.3% (volume)**
- **Asia and North America: two growth engines**

Wine & Spirits sales (excluding duties and taxes) for the 1st quarter ending 31 March 2004 amounted to € 704 million, compared to € 713 million for the same period last year.

- on a constant structure and exchange rate basis, **sales increased by 5.4%**
- sales were significantly affected by adverse exchange rate movements (-5.3%), primarily as a result of the appreciation of the Euro against the US dollar.
- structure effect (-1.3%) is primarily due to the disposal of Busnel calvados and Crus et Domaines de France (wine merchants).

Sustained development of 12 key brands

Aggregate 12 key brands volumes **increased by 7.3%**, with Chivas Regal (+8%), Martell (+6%), The Glenlivet (+8%), Jameson (+14%) and Havana Club (+14%) enjoying the highest growth rates, while local brands experienced slight decreases.

Asia and North America: 2 key growth engines

- Impressive growth in Asia-Pacific

The Asia-Pacific and Rest of World region experienced the greatest progression, posting a 12.9% organic sales growth rate. China, Hong Kong, Malaysia Taiwan and Singapore progressed strongly thanks to Chivas and Martell sales. The strong development of local brands enabled India and Thailand to enjoy double digit sales growth.

- Dynamism of North America

North America achieved strong dynamic performances (+8.6% organic growth rate). In the USA, Chivas and Martell depletions* were positive.

South and Central America posted contrasting performances (+0.6% organic growth rate), with the turnaround of operations in Brazil and Argentina offset by a disappointing performance in Venezuela.

- Slight recovery in France

France achieved an organic growth rate of + 4.6%, partially as a result of technical effects. In addition to Ricard, Jameson, Havana Club, Chivas, Aberlour and Wyborowa achieved good performances.

- Stability of sales in Europe (excluding France)

Europe also experienced contrasting performances, with Greece, Italy and Scandinavia enjoying good growth, while the United Kingdom, Ireland and Spain had more modest growth. Different non-recurring factors adversely affected this region's performance during the 1st quarter of 2004, without impacting its full year growth prospects.

** Sales by distributors to non-home consumption businesses and retailers*

Group consolidated sales amounted to € 726 million, compared to € 740 million for the 1st quarter of 2003. The Group continued to disengage itself from non-strategic activities, which now account for only 3% of its sales.

As a result, this favourable beginning of year strengthens the Group's confidence for 2004.

For more information, please contact:
Francisco de la VEGA/ Communications VP Tel.: +33 (0) 1 41 00 40 96
Patrick de BORREDON/ Investor Relations VP Tel.: +33 (0) 1 41 00 41 71
Florence TARON/ Press Relations Manager Tel.: +33 (0) 1 41 00 40 88

or visit our web site at www.pernod-ricard.com

APPENDICES

Sales split as at 31 March 2004 (€ millions)

(M Euros)	03/31/2003		03/31/2004		Change		Organic growth		Forex impact		Perimeter impact	
Total Wine & Spirits	712.6	96%	703.8	97%	-8.8	-1.2%	38.4	5.4%	-37.8	-5.3%	-9.4	-1.3%
Total Other Business	27.3	4%	21.9	3%	-5.4	-19.9%	1.1	3.9%	-0.1	-0.3%	-6.4	-23.6%
Total Group	**739.9**	**100%**	**725.7**	**100%**	**-14.2**	**-1.9%**	**39.5**	**5.3%**	**-37.9**	**-5.1%**	**-15.8**	**-2.1%**

Wines & Spirits sales split as at 31 March 2004 (€ millions)

(M Euros)	03/31/2003		03/31/2004		Change		Organic growth		Forex impact		Perimeter impact	
Wine & Spirits France	114.1	16%	118.5	17%	4.4	3.9%	5.2	4.6%	0.0	0.0%	-0.8	-0.7%
Wine & Spirits Europe	268.0	38%	254.8	36%	-13.2	-4.9%	-0.3	-0.1%	-4.9	-1.8%	-8.0	-3.0%
Wine & Spirits Americas	158.0	22%	147.0	21%	-11.0	-6.9%	11.2	7.1%	-21.9	-13.8%	-0.3	-0.2%
Wine & Spirits ROW	172.5	24%	183.5	26%	11.0	6.4%	22.3	12.9%	-11.0	-6.4%	-0.3	-0.2%
Total Wine & Spirits	**712.6**	**100%**	**703.8**	**100%**	**-8.8**	**-1.2%**	**38.4**	**5.4%**	**-37.8**	**-5.3%**	**-9.4**	**-1.3%**

Growth by key brands as at 31 March 2004

Volumes 2004/2003	Q 1	MAT
Chivas Regal	+8%	+3%
Martell	+6%	+4%
Havana Club	+14%	+13%
Jameson	+14%	+9%
Wild Turkey	+23%	+3%
Seagram Gin	+11%	+7%
The Glenlivet	+8%	+4%
Ricard	+7%	-2%
Jacob's Creek	+6%	+14%
Clan Campbell	+5%	-3%
Amaro Ramazzotti	-4%	+3%
Pastis 51	-7%	-2%
12 Key Brands	**+7.3%**	**+4.9%**
Spirits	**+2%**	**+3%**
Wine and ABW	**0%**	**+6%**

Forex impact Wine & Spirits

		Change	Forex impact M€	Forex impact %
US Dollar and associated	USD	-14%	(30.0)	79%
Sterling Pound	GBP	-1%	(0.8)	2%
Thai Bath	THB	-6%	(1.7)	4%
Bolivar Venezuela	VEB	-23%	(1.9)	5%
Australian Dollar	AUD	11%	3.7	-10%
Other currencies			(7.1)	19%
Total			**(37.8)**	**100%**